

October 20, 2020

BY EMAIL

Alyson Saad, Esq.
2nd Vice President and Counsel
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re: Registration Statement on Form N-6 of Protective COLI VUL Separate Account (the "Separate Account") of Protective Life Insurance Company (the "Company") (File Nos. 333-248236 and 811-23604)

Dear Ms. Saad:

The staff has reviewed the above-referenced initial registration statement on Form N-6 filed on August 21, 2020 under the Securities Act of 1933 as amended, and the Investment Company Act of 1940, as amended. All capitalized terms used herein have the respective meanings given to them in the registration statement unless otherwise indicated.

GENERAL

1. Please confirm that all missing information, including all financial statements and exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

PROSPECTUS

<u>Cover Page</u>

4. In the second paragraph, the Company states that "[y]ou should consider the Policy in conjunction with other insurance you own." Given that the Owner and Insured may have different rights and obligations under the Policy, please briefly describe the differences between the Owner and the Insured under the Policy and define which party "You" refers to in this Prospectus. Also, to aid an investor's plain English understanding of the Policy, please define key terms when they are first used, rather than solely relying on the Glossary at the end of the Prospectus.

5. In the fourth paragraph, please add that all material state variations are described in the prospectus.

<u>Summary of the Policy and its Benefits and Risks (pp. 3-6)</u>

6. On page 3, the Company states that individual policy features "may vary by state." Please add disclosure in this paragraph stating that such material variations are disclosed in the prospectus and include a reference to Appendix B.

7. Please provide a more complete summary of the "Cancellation Privilege," including disclosure as to what an investor can expect to receive upon cancellation.

8. Under "Transfers," please disclose whether the Company currently imposes the transfer restrictions described in the second sentence.

9. Under "Target Premium" on page 4, the Company states that "[p]ayment of the target premium does not guarantee that your Policy will not lapse, and you may need to pay additional premiums to keep your policy in force. Please provide more context here as to why the policy would lapse so that an investor has a better sense as to when they would have to pay additional premiums, or, alternatively, cross reference a section that provides additional detail.

10. Under "Loans" on page 4, please provide a definition of "modified endowment contract."

11. Under "Withdrawal and Surrender Risks," risks associated with withdrawals are only minimally discussed. Please consider providing additional information on withdrawals, or alternatively, consider removing "Withdrawals" from the heading in bold text.

12. Under "Tax Risks" on page 5, please revise the last sentence of the first paragraph in plain English. In the last sentence of this section, please replace "distributions" with "surrenders, withdrawals" in order to be consistent with the language in the paragraph above. If applicable, please also disclose in this section any tax risks stemming specifically from the fact that this product is meant to be used by corporations and employers in connection with

deferred compensation plans and employer financial purchase arrangements.

13. Under "Loan Risks" on page 6, please define "Loan Interest Credit Spread."

14. Under "General Account Risks," please add disclosure to clarify that the Fixed Account is part of the General Account.

15. In the Summary of Policy Risks section, please disclose the risk that charges under the Policy may increase.

Fee Tables (pp. 7-8)

16. In the first table, to avoid investor confusion, please show Sales Load and Premium Tax as components of the Premium Expense Charge in the table, rather than just relying on the footnotes. The current presentation suggests that there are three separate charges.

17. Please move the Loan Interest charge in the Transaction Fees table to the Periodic Charges table on page 8 since it is a recurring charge.   Please also disclose the maximum loan interest rate charge.

18. Please move the Transaction Charge item to the Transaction Fee table. If the Company will not charge the fee on anything other than the Terminal Illness Accelerated Death Benefit Endorsement (as noted in the fourth column), please make that clear in the disclosure or include in the footnote the other transactions or services for which policyholders may be charged a Transaction Charge.

19. In the table on page 8, please disclose that the current Mortality and Expense Risk Charge, like the Maximum Guaranteed Charge, is calculated as a percentage of average net assets.

20. In footnote 2, please define "Net Amount at Risk" rather than referring investors to the Glossary.

The Company and the Fixed Account / The Variable Account and Funds (pp. 9-23)

21. In the third paragraph of page 10, the Company states that "the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws . . ." Please change this sentence to state that the Fixed Account "**is**, however, subject to certain generally applicable provisions of the federal securities laws . . ." (emphasis added).

22. Please revise the first two sentences under "Interest Credited on Fixed Account Value" to clarify the difference between the two guaranteed interest rates disclosed (*e.g.* the rate applicable under a particular issued Policy versus the guaranteed minimum interest rate applicable to all Policies issued under this Prospectus).

23. Please add the names of the investment adviser and any sub-adviser for each fund listed on

pages 12-13 to the extent not disclosed.

24. On the bottom of page 21, when discussing payments to the Company, please explicitly state that such payments and other support, if true, create a potential conflict of interest for the Company.

25. In the first paragraph under "Voting Fund Shares" on page 23, the Company states "[s]hould Protective Life determine that it is permitted to vote such shares in its own right, it may elect to do so." Please revise this sentence to specify the circumstances under which Protective Life may determine that it is allowed to vote such shares in its own right (*e.g.*, if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change.) Also, please supplementally explain the legal basis for the Company's procedure noted in the fourth paragraph that "[v]oting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item."

The Policy (pp. 23-24)

26. Under "Purchasing a Policy" on page 23, the Company states that "[t]he cost of insurance rate may also vary depending on the type of underwriting we use." If the Company will be using simplified underwriting, state that the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under a substantially similar policy that does not use simplified underwriting.

27. Under "Cancellation Privilege" on page 24, the Company states that an investor's refund "may be higher or lower than your premium payments depending on the investment performance . . ." Please add "of the Sub-Accounts you selected" after the word "performance." Please also clarify what states you are referring to in the following sentence (*i.e.*, states that require the Company to return the Premium payment).

Death Benefit Proceeds (pp. 28-30)

28. Please revise the second sentence of the "Suicide Exclusion" disclosure on page 28 for accuracy. As drafted, it appears to conflict with the last sentence of this disclosure.

29. Under "Changing Death Benefit Options" on page 29, please consider whether the last sentence of the first paragraph should alternatively state that ". . . the Death Benefit would **not** be based on the applicable factor . . ." (emphasis added).

Transfers of Policy Value (pp. 31-34)

30. Under "Fixed Account Transfers" on page 31, please revise to state, if true, that "Loans and Partial withdrawals are treated as Transfers out of the Fixed Account."

31. Under "Sub-Account Transfers" on page 31, there is a typo in the word "rebalancing."

Surrenders and Withdrawals (pp. 34-35)

32. In the "Return of Expense Charge Benefit" disclosure on page 34, please provide an example of how the Return of Expense Charge Benefit operates.

Policy Loans (pp. 35-36)

33. Consider describing the purposes that loans can be used for (*i.e.*, accessing policy value without taxes and charges associated with withdrawals).

Supplemental Benefits (pp. 49-50)

34. In the first paragraph on page 49, the Company states that "[a]dditional rules and limits apply to these supplemental riders and endorsements." Please disclose the additional rules and limits applicable to supplemental riders and endorsements.

35. In the same paragraph, please clarify, if true, that the Term Life Insurance Rider, Change Insured Endorsement, and Terminal Accelerated Death Benefit may only be added at the time the Policy is issued.

State Variations (pp. 51)

36. At the bottom of page 51, the Company states "[s]ee your Policy for specific variations because any such state variations will be included in your Policy or in riders or endorsements attached to your Policy." Please add to this disclosure that material state variations are disclosed in Appendix B.

Abandoned Property Requirements (pp. 55)

37. We note that this disclosure is largely duplicative of earlier disclosure on Escheatment on page 30. Please combine this disclosure so that it all appears in one place.

Appendix A

38. The Examples of Death Benefit Computations Under Options 1 and 2 are difficult to follow. Please revise to provide a more step-by-step description of the calculations and inputs.

Back Cover Page

39. If the SAI and other information is available from the Company by email request, please provide the email address.

Part C

40. Please file the actual agreements rather than the "form[s] of." See Rule 483.

*   *   *   *

A response to this letter should be filed on Edgar and in the form of pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-4323 or kaneq@sec.gov if you have any questions.

Sincerely,
/s/ Quinn Kane
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief